4000 Union Pacific Avenue

City of Commerce, CA 90023

Phone: (323) 980-8145

www.99only.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

April 18, 2016

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Jennifer Thompson

Re:	99 Cents Only Stores LLC
Form 10-K for the Fiscal Year Ended January 30, 2015
Form 10-Q for the Quarterly Period Ended October 30, 2015
Response Dated March 11, 2016
File No. 1-11735

Dear Ms. Thompson:

Set forth below are the responses of 99 Cents Only Stores LLC (“99 Cents”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 5, 2016 relating to the above-referenced filings.  For your convenience, we have recited each of the numbered comments from the Staff in italicized type and have followed each comment with our response.  References throughout this letter to “we,” “us,” “our” and “the Company” are to 99 Cents.

Because of the commercially sensitive nature of the information contained herein, the Company requests confidential treatment under 17 C.F.R. §200.83 for selected portions of this letter.  For the Staff’s reference, the Company has enclosed a copy of its letter to the Office of Freedom of Information and Privacy Act with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-001

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

treatment in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83) (“Rule 83”).

Please promptly inform the Company of any request for the confidential material submitted herewith made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.  Any such notice may be directed to Felicia Thornton at 99 Cents Only Stores LLC, 4000 Union Pacific Avenue, City of Commerce, California 90023 or at (323) 881-1253.

Form 10-K for the Fiscal Year Ended January 30, 2015

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates
Inventory valuation, page 28

1.            We have read your response to comment 2.  Given the materiality of inventory to your balance sheet and the frequency of your inventory impairment charges, please tell us what consideration you gave to providing quantitative disclosures to convey to investors the risks associated with the realizability of your inventories and the likelihood as to whether charges may need to be recorded.  For example, quantify the impact of estimates related to inventory shrinkage and excess and obsolete inventory and, if changes in estimates are reasonably likely to occur and would have a material effect, provide an analysis of their sensitivity to change.  We believe such information gives a reader greater insight into the quality and variability of information regarding results of operations.  Refer to Item 303(a)(3)(ii) of Regulation S-K as well as SEC Release No. 33-8350.

Response to Comment 1:

The Company respectfully advises the Staff that as part of the “Critical Accounting Policies and Estimates —Inventory valuation” disclosure on page 28 of our Form 10-K for the fiscal year ended January 30, 2015 (“Fiscal 2015”), we included a sensitivity analysis as it relates to estimates used in our evaluation of both shrinkage and excess and obsolete inventory and also quantified the impact of various inventory impairment charges taken during Fiscal 2015.  Our “Critical Accounting Policies and Estimates — Inventory valuation” disclosure included in our Form 10-K for Fiscal 2015 is reproduced below (with relevant quantitative disclosures underlined):

“Inventory valuation.  Inventories are valued at the lower of cost or market. Inventory costs are established using a methodology that approximates first in, first out, which for store inventories is based on a retail inventory method.  Valuation allowances for shrinkage, as well as excess and obsolete inventory are also recorded.  Shrinkage is estimated as a percentage of sales for the period from the last physical inventory date to the end of the applicable period.  Such estimates are based on experience and the most recent physical inventory results.  Physical inventory counts are taken at each of our retail stores at least once a year by an outside inventory service company.  We perform inventory cycle counts at our warehouses throughout the year.  We also perform inventory reviews and analysis on a quarterly basis for both warehouse and store inventory to determine inventory valuation

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-002

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

allowances for excess and obsolete inventory.  The valuation allowances for excess and obsolete inventory are based on the age of the inventory, sales trends and future merchandising plans.  The valuation allowances for excess and obsolete inventory require management judgment and estimates that may impact the ending inventory valuation and valuation allowances that may have a material effect on the reported gross margin for the period.

In the fourth quarter of fiscal 2013, we revised our inventory merchandising and liquidation philosophies to significantly reduce and liquidate slow moving inventories prospectively as directed by the current management team.  As a result of this change, we recorded a charge to cost of sales and a corresponding reduction in inventory of approximately $9.1 million in the fourth quarter of fiscal 2013.  This was a prospective change and did not have an effect on prior periods.

At the end of the third quarter of transition fiscal 2014, based on new merchandising plans, we increased our valuation allowances for excess and obsolete inventory.  The Company recorded a charge to cost of sales and a corresponding reduction in inventory of approximately $9.6 million.  This was a prospective change and did not have an effect on prior periods.

In the fourth quarter of fiscal 2015, we recorded a charge for additional inventory shrinkage based upon the results of annual physical inventory counts completed during the quarter.  This resulted in a net charge to cost of sales and a corresponding reduction in inventory of approximately $10.0 million, which was primarily related to the implementation of certain strategic initiatives, including the “Go Taller” store remodeling program.

Considerable management judgment is necessary to estimate these inventory valuation reserves.  As an indicator of the sensitivity of this estimate, a 10% increase in our estimates of expected losses from shrinkage and the excess and obsolete inventory provision at January 30, 2015, would have increased these reserves by approximately $1.3 million and $0.4 million, respectively, and decreased pre-tax income in fiscal 2015 by the same amounts.

In order to obtain inventory at attractive prices, we take advantage of large volume purchases, closeouts and other similar purchase opportunities.  Consequently, our inventory fluctuates from period to period and the inventory balances vary based on the timing and availability of such opportunities.  Our inventory was $296.0 million as of January 30, 2015 and $206.2 million as of January 31, 2014.”

The Company confirms that it will continue to include in its future filings disclosures that convey to investors the risks associated with the realizability of its inventories.  If we identify any estimates and assumptions in addition to those impacting the calculation of shrinkage and the excess and obsolete inventory provision that are reasonably likely to change in the future in ways that would have a material effect on our financial condition or results of operations, we will include an analysis of their sensitivity to change based on other outcomes that are reasonably likely to occur.

In the Company’s letter to the Staff dated March 11, 2016 (the “Initial Response”), the Company provided a revised inventory valuation critical accounting policy that included additional qualitative disclosure to discuss in greater detail the material implications of uncertainties associated

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-003

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

with the methods, assumptions and estimates underlying our inventory valuation and to provide more insight and analysis into the factors that are driving our inventory allowance estimates.  In response to the Staff’s comment, the Company will make the following revised disclosure relating to its inventory valuation critical accounting policy in its upcoming Form 10-K for the fiscal year ended January 29, 2016 (“Fiscal 2016”) (with additional responsive qualitative and quantitative language in bold):

“Inventory valuation.  Inventories are valued at the lower of cost or market. Inventory costs are established using a methodology that approximates first in, first out, which for store inventories is based on a retail inventory method.  Valuation allowances for shrinkage, as well as excess and obsolete inventory are also recorded.  We include spoilage, scrap and shrink in our definition of shrinkage.  Shrinkage is estimated as a percentage of sales for the period from the last physical inventory date to the end of the applicable period.  Such estimates are based on experience and the most recent physical inventory results.  Physical inventory counts are taken at each of our retail stores at least once a year by an outside inventory service company.  We perform inventory cycle counts at our warehouses throughout the year.  We also perform inventory reviews and analysis on a quarterly basis for both warehouse and store inventory to determine inventory valuation allowances for excess and obsolete inventory.  The valuation allowances for excess and obsolete inventory are based on the age of the inventory, sales trends and future merchandising plans.  The valuation allowances for excess and obsolete inventory require management judgment and estimates that may impact the ending inventory valuation and valuation allowances that may have a material effect on the reported gross margin for the period.  These estimates are subject to change based on management’s evaluation of, and response to, a variety of factors and trends, including, but not limited to, consumer preferences and buying patterns, age of inventory, increased competition, inventory management, merchandising strategies and historical sell through trends.  Our ability to adequately evaluate the impact of inventory management and merchandising strategies executed in response to such factors and trends in future periods could have a material impact on such estimates.

At the end of the third quarter of transition fiscal 2014, based on new merchandising plans, we increased our valuation allowances for excess and obsolete inventory.  The Company recorded a charge to cost of sales and a corresponding reduction in inventory of approximately $9.6 million.  This was a prospective change and did not have an effect on prior periods.

In the fourth quarter of fiscal 2015, we recorded a charge for additional inventory shrinkage based upon the results of annual physical inventory counts completed during the quarter.  This resulted in a net charge to cost of sales and a corresponding reduction in inventory of approximately $10.0 million, which was primarily related to the implementation of certain strategic initiatives, including the ‘Go Taller’ store remodeling program.  The ‘Go Taller’ store remodeling program increased the amount of shelving space at our stores by raising the height of store shelves.  During the remodeling and startup phase of the program, our retail stores remained open and many products were moved from the shelves to the floor to accommodate the remodeling, which we believe led to an increase in misplaced and damaged products.  In anticipation of the extra shelf space, more inventory was shipped to our stores, which we believe also increased shrinkage.  A

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-004

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

reduction in workforce during transition fiscal 2014 resulted in the outsourcing of our Loss Prevention department, which was not reinstated in-house until the third quarter of fiscal 2016.  These initiatives collectively disrupted our store operations, resulting in increased loss due to theft and misplaced and damaged inventory.

Considerable management judgment is necessary to estimate these inventory valuation reserves.  As an indicator of the sensitivity of this estimate, a 10% increase in shrinkage and excess and obsolete inventory provisions at January 29, 2016, would have increased these reserves by approximately $3.8 million and $0.2 million, respectively, and increased pre-tax loss in fiscal 2016 by the same amounts.

In order to obtain inventory at attractive prices, we take advantage of large volume purchases, closeouts and other similar purchase opportunities.  Consequently, our inventory fluctuates from period to period and the inventory balances vary based on the timing and availability of such opportunities.  Our inventory was $196.7 million as of January 29, 2016 and $296.0 million as of January 30, 2015.  Inventory turnover, which we calculate by dividing cost of sales by ending inventory, was 7.3 times as of January 29, 2016 and 4.4 times as of January 30, 2015.”

Item 8.  Financial Statements and Supplementary Data

Note 1.  Basis of Presentation and Summary of Significant Accounting Policies

Conversion to LLC, page 48

2.            We have read your response to comment 4.  Please disclose that you compute your current and deferred taxes based on a separate return basis.  Also clarify if you are considered a regarded or disregarded entity for federal income tax purposes and if your Parent has holdings in other businesses besides you.

Response to Comment 2:

In response to the Staff’s comment, the Company advises the Staff that it will make the following disclosure in the Item 1, “Business” and in the notes to our consolidated financial statements in Note 1, “Basis of Presentation and Summary of Significant Accounting Policies— Conversion to LLC” in its upcoming Form 10-K for Fiscal 2016 (with additional responsive language in bold):

“On October 18, 2013, 99¢ Only Stores converted (the “Conversion”) from a California corporation to a California limited liability company, 99 Cents Only Stores LLC (“99 LLC”), that is managed by its sole member, Parent.  In connection with the Conversion, each outstanding share of Class A common stock of 99¢ Only Stores, par value $0.01 per share, was converted into one membership unit of 99 LLC, and each outstanding share of Class B common stock of 99¢ Only Stores, par value $0.01 per share, was cancelled and forfeited.  Pursuant to the laws of the State of California, all rights and property of 99¢ Only Stores were vested in 99 LLC and all debts, liabilities and obligations of 99¢ Only Stores continued as debts, liabilities and obligations of 99 LLC.  99 LLC has elected to be treated as a disregarded entity for United States federal income tax purposes.  The Conversion

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-005

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

did not have any effect on deferred tax assets or liabilities, and 99 LLC will continue to use the liability method of accounting for income taxes.  99 LLC computes its taxes on a separate return basis, but 99 LLC and Parent will continue to file consolidated or combined income tax returns with its subsidiaries in all jurisdictions. Parent is a holding company with no active business or operations and has no holdings in any business other than 99 LLC.”

Form 10-Q for the Quarterly Period Ended October 30, 2015

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 32

3.            We have read your response to comment 11.  Please explain to us in greater detail how you determined a valuation allowance was not necessary at the end of fiscal 2015 when you were in a cumulative three year pre-tax loss position.  In doing so, clarify why you exclude certain “significant one-time charges” in your assessments when such charges were part of your total results and there may be significant one-time charges in future years.  Also, we note you filed your Form 10-K on April 22, 2015, close to the May 1, 2015 end of your fiscal 2016 first quarter during which you experienced declines in gross margin and operating income and recorded a $9.8 million pre-tax loss.  Accordingly, it appears that negative performance trends existed at the time your Form 10-K was filed.  Please note that ASC 740-10-30-23 requires that the weight given to the potential effect of negative and positive evidence be commensurate with the extent to which it can be objectively verified and a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

Response to Comment 3:

The Company acknowledges the Staff’s comment.  For Fiscal 2015, we determined that a valuation allowance was not necessary based on the weight of all available objectively verifiable positive and negative evidence and considerable management judgment associated with future forecast estimates, in each case in consideration of ASC 740.  After considering all of the available positive and negative evidence – including the Company’s cumulative three year pre-tax loss position as of the end of Fiscal 2015 and into the first quarter of Fiscal 2016 – management concluded that the positive evidence of forecasted future performance and future reversals of existing taxable differences, as determined at the time of the assessment for Fiscal 2015 year end, was sufficient to outweigh the negative evidence presented by the cumulative three year pre-tax loss position at such time.  In response to the Staff’s comment, the following provides a detailed explanation of our evaluation, completed during the first quarter of Fiscal 2016, of the realizability of our deferred tax assets as of the end of Fiscal 2015 (the “Fiscal 2015 Evaluation”), and how the Fiscal 2015 Evaluation led to our determination that a valuation allowance was not necessary as of the end of Fiscal 2015.

At the time of the Fiscal 2015 Evaluation, management considered all other forms of positive and negative evidence, including the four possible sources of taxable income as defined in ASC 740-10-30-18 which could be used to realize a tax benefit for deductible temporary differences and carryforwards.  The four possible sources of taxable income described in ASC 740-10-30-18, and management’s determination of how each source contributed to the ultimate conclusion at the time of

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-006

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

the Fiscal 2015 Evaluation that a valuation allowance was not necessary as of the end of Fiscal 2015, are summarized as follows:

a.              Future reversals of existing taxable temporary differences.

The Company considered a source of taxable income to be the future reversals of existing taxable temporary differences.  At the end of Fiscal 2015, the Company had total deferred tax liabilities of $224.5 million, of which $175.4 million were intangibles related to indefinite-lived assets (namely the trade name) that cannot be included for purposes of considering the reversal of deferred income tax liabilities.  Excluding these indefinite-lived intangibles, at the time of the Fiscal 2015 Evaluation, management considered the remaining $49.1 million of deferred tax liabilities to be positive, objectively verifiable evidence supporting the realizability of the recorded deferred tax assets.

b.              Future taxable income exclusive of reversing temporary difference and carry-forwards.

As of the end of Fiscal 2015 and into the first quarter of Fiscal 2016, the Company forecasted taxable income for Fiscal 2016 of $[***] and significant taxable income in future years beyond Fiscal 2016.  Considering the Company’s history of generating taxable income, the Company determined the forecasted taxable income for Fiscal 2016 to be significant positive evidence supporting the realizability of its recorded deferred tax assets at the time of the Fiscal 2015 Evaluation, weighing heavily against the negative evidence presented by the Company’s cumulative three year pre-tax loss position as of the end of Fiscal 2015.

Additionally, the Company considered its historic position as a taxpayer, even during years when pre-tax book losses were generated, as significant positive evidence to support the realization of its deferred tax assets.  The following chart illustrates the pre-tax book income/losses and taxable income/losses for the Company’s fiscal year ended March 30, 2013 (“Fiscal 2013”), fiscal year ended January 31, 2014 (“Transition Fiscal 2014”) and Fiscal 2015, and cumulative three year pre-tax loss as of the end of Fiscal 2015.  The large differences between actual pre-tax and taxable income in each of these years are derived from permanent and temporary book to tax differences, such as tax credits and book to tax depreciation differences.

	Actual Income/(Loss)
	(All amounts in millions)

	Year Ended 03/30/13	Transition Year Ended 01/31/14	Year Ended 01/30/15
Pre-tax book income/(loss)	$(19.0)	$(41.0)	$9.1
Taxable income	$54.2	$4.0	$-
Cumulative three year pre-tax loss			$(50.9)

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-007

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

Further, while management did not exclude any significant one-time charges from any cumulative three year pre-tax loss calculation, it did consider the factors that drove the cumulative three year pre-tax loss position and the impact on the Company’s historical earnings, after exclusion of these significant one-time charges, in its assessment of future profitability.  In particular, the Company considered the following guidance under ASC 740-10-30-22 (c) which states:

“Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include, but are not limited to, the following:  c. A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.”

For the reasons outlined below, the material, one-time, nonrecurring charges referenced by the Staff were considered by management at the time of the Fiscal 2015 Evaluation to distort the Company’s historical earnings and were therefore not indicative of the Company’s future earnings potential.  This evaluation supported the Company’s conclusion that, exclusive of such unusual and infrequent charges, these historical results were strong enough to substantiate the positive forecasts for Fiscal 2016 and to constitute positive, objectively verifiable evidence weighing against the negative evidence presented by the Company’s cumulative three year pre-tax loss position as of the end of Fiscal 2015.

Fiscal 2013:  Two charges in Fiscal 2013 related to a change in management following the Merger.  The Company had been family owned since 1982 and therefore the severance and stock-based compensation obligations required to be paid to the family-based management team upon their respective separations from their positions with the Company and its parent, Number Holdings, Inc. (“Parent”), consisting of $10.2 million in severance charges and $9.9 million in stock-based compensation expenses, were considered by management at the time of the Fiscal 2015 Evaluation to be material, and by their nature nonrecurring and infrequent.  Exclusive of these significant one-time charges, Fiscal 2013 pre-tax income would have been $1.1 million, which the Company considered at the time of the Fiscal 2015 Evaluation to be a positive indication of future income.

Transition Fiscal 2014:  Transition Fiscal 2014 included a significant one-time charge of $38.1 million relating to an increase in workers’ compensation reserves primarily related to an increase in the severity of existing legacy claims that originated in calendar years 2008 through 2013.  At the time of the Fiscal 2015 Evaluation, management concluded that this reserve adjustment was necessary in such period to address a new, sustained negative trend in the severity of these legacy claims, but that such an adjustment, once made, was sufficient to address the potential monetary exposure associated with such claims in future periods and no significant additional claims development for those years was anticipated.  Exclusive of this significant one-time charge, the Transition Fiscal 2014 pre-tax loss would

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-008

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

have only been $2.9 million (significantly less than the actual $41.0 million pre-tax loss).  Although still a pre-tax loss, the Company determined that this loss was not so significant as to change its determination at the time of the Fiscal 2015 Evaluation that such historical results supported a positive indication of future income.

The impact of the significant one-time charges described above corroborated the Company’s belief, at the time of the Fiscal 2015 Evaluation, that the historical results from Fiscal 2013 and Transition Fiscal 2014 were not indicative of future performance.  In addition, the Company considered that the pre-tax income of $9.1 million generated in Fiscal 2015 represented continued improving performance from prior periods.  This improvement further supported the Fiscal 2016 forecasted pre-tax and taxable income of $[***] and $[***], respectively, as determined in the first quarter of Fiscal 2016.  Taking this positive evidence together, the Company determined that, as of the end of Fiscal 2015, it was “more likely than not” that its deferred tax assets were realizable and therefore no allowance was necessary as of the end of Fiscal 2015.

The Company respectfully advises the Staff that at the time of the Fiscal 2015 Evaluation, management also considered certain negative performance trends emerging during the first quarter of Fiscal 2016, such as increased cannibalization of sales among its stores and increased cash outlays to pay for accelerated purchases of globally sourced merchandise.  However, the $9.8 million loss generated by the Company as of the end of the first quarter of Fiscal 2016 was not finalized until mid-May, when the financial results from a disappointing Easter selling season and shrinkage results from individual stores inventoried during this period were finalized.  At the time of the Fiscal 2015 Evaluation, management was aware of the negative performance trends (e.g., declines in same-store sales) that ultimately drove this first quarter loss.  However, as explained in detail in our response to bullet 1 of Comment 4 below, the decline in same-store sales during early Fiscal 2016 as a result of such increased cannibalization was generally in line with management’s expectations when implementing its store expansion strategy, and was expected to ease as the Company continued to anniversary, or “cycle through”, store openings.  Therefore, management believed at the time that these drivers were temporary and short-term and not indicative of the forecasted annual performance, because most of the growth for Fiscal 2016 was projected to be realized in the latter part of the year in connection with the Halloween and Christmas selling seasons which have historically been the Company’s strongest sales periods.

After considering the loss generated in the first quarter of Fiscal 2016 and updating the Fiscal 2016 forecast for such loss, management still continued to foresee significant taxable income for Fiscal 2016.  In addition, in Fiscal 2016, management had begun to take meaningful steps to focus on the operational execution of the initiatives launched in Fiscal 2015, including improving the Company’s cash and liquidity position, effectively managing inventory levels and buying strategies and implementing new promotional pricing programs, all of which were expected to drive performance improvements over the second and third quarters of Fiscal 2016.  Accordingly, the Company did not view the negative performance trends, as they were known at the time of the Fiscal 2015 Evaluation, as sufficient negative evidence to outweigh the other positive evidence considered at such time.

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-009

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 18, 2016

c.             Taxable income in prior carry-back years if carry-back is permitted under the tax law.

The Company had $6.1 million of available net operating loss carry-back potential for future net operating losses as of the end of Fiscal 2015.  The Company considered this as positive, objectively verifiable evidence, in addition to future taxable income and future reversals of existing taxable temporary differences described above.

d.            Tax and Operation planning strategies that would, if necessary, be implemented to (1) accelerate taxable income amounts to utilize expiring carryforwards, (2) change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss, (3) switch from tax-exempt to taxable investments.

The Company did not identify any tax or operational planning strategies in the Fiscal 2015 Evaluation that were significant enough to warrant consideration of this source of taxable income as positive evidence.

The Company believes the above considerations and analysis performed in connection with the Fiscal 2015 Evaluation support its conclusion that the available, objectively verifiable, positive evidence was sufficient to outweigh the available negative evidence at the time, including the Company’s cumulative three year pre-tax loss position, such that a valuation allowance was not necessary at the end of Fiscal 2015.

4.            We have read your responses to comments 12, 13, and 14 and have the following comments:

•                 Explain to us in greater detail why the $31.7 million deferred tax asset valuation allowance charge recorded during the second quarter of fiscal 2016 and other negative performance trends experienced during the first two quarters of fiscal 2016 did not require an interim goodwill impairment analysis prior to the third quarter of fiscal 2016.  Refer to ASC 350-20-35-28 through 35-32.

Response to bullet 1 of Comment 4:

The Company advises the Staff that, in accordance with customary practice, it performed a qualitative evaluation of the criteria outlined in ASC 350-20-35-28 through 35-32 as of the end of the second quarter of Fiscal 2016, considering current events and trends known at the time and if any constituted “an event or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount”.  Specifically, as of the end of the second quarter of Fiscal 2016, management considered negative performance trends known at the time of this evaluation and the $31.7 million deferred tax asset valuation allowance charge recorded in the second quarter of Fiscal 2016.  The summary results of this qualitative evaluation are described in detail below.

The Company advises the Staff that the ASC 350 Annual Goodwill Impairment Test for Fiscal 2015 performed as of January 31, 2015 (the “Fiscal 2015 Goodwill Test”) resulted in an excess of the fair value of equity over the carrying value of equity of $[***], or [***]% of the

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-010

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 18, 2016

carrying value of equity.  The magnitude of this excess was an important consideration in the Company’s evaluation of whether an interim goodwill impairment analysis was necessary prior to the third quarter of Fiscal 2016.

A critical component underlying the Company’s evaluation was its forecast for future years, which was materially revised in the third quarter of Fiscal 2016 on the basis of the Company’s performance declines.  While the performance issues noted as underlying the goodwill impairment charge recorded in the third quarter of Fiscal 2016 were present during the second quarter of Fiscal 2016, as described under “GAAP Considerations” below, management determined on the basis of the information available to it at the time that these issues were temporary and short-term, and addressable with corrective initiatives being implemented.  In contrast, by the end of the third quarter of Fiscal 2016, these issues had intensified and led management to conclude that the recovery from these challenges would be more protracted than originally anticipated.  For example, as noted elsewhere in this response, management expected that the Company’s overall performance would begin to improve in the second half of Fiscal 2016 based largely on the anticipated sales during the Halloween and Christmas sales seasons.  However, as the Company began its qualitative evaluation to determine whether an interim goodwill impairment test was necessary for the third quarter of Fiscal 2016, preliminary performance results indicated that Halloween sales in Fiscal 2016 were underpacing those from the prior year.  This was compounded by significantly higher levels of inventory purchased for this season under the Company’s global merchandising strategy.  As a result, management determined that aggressive promotional activities beyond what was originally anticipated would be needed to clear this merchandise.

The most meaningful assumption underlying the Company’s fair value at the time of the Fiscal 2015 Goodwill Test was the impact of the Company’s store expansion strategy in the forecasted financial results for future periods.  Until the third quarter of Fiscal 2016, the Company’s store expansion strategy for fiscal year ending January 27, 2017 (“Fiscal 2017”) and beyond was 40 new store openings per year.  As noted in the Initial Response, in June of Fiscal 2016, the Company announced that it curbed Fiscal 2016 new store expansion from 40 to 20 new stores, with the intention of resuming accelerated growth once the Company had established a greater level of operational execution.  At that time, however, such reduced store growth was limited to Fiscal 2016, as the Company anticipated it would begin to experience recovery in the latter half of Fiscal 2016.  In late September of Fiscal 2016, the new executive leadership reduced Fiscal 2016 new store openings from 20 to 6, and reduced targeted new store openings from 40 per year to 15 for Fiscal 2017 and an average of 33 to 36 per year thereafter.  That substantial new store opening reduction was reflected in the forecast underlying the Third Quarter Fiscal 2016 Goodwill Test (as defined and discussed in detail in the response to bullet 2 of this Comment 4).  To illustrate for the Staff the impact of the planned store openings on the fair value of the Company’s retail reporting unit, the Third Quarter Fiscal 2016 Goodwill Test determined that the excess of carrying value of equity over the fair value of equity was $6.0 million for the Company’s retail reporting unit.  If the Company’s store expansion plan had remained at a target of 40 per year for Fiscal 2017 and into future periods, the Third Quarter Fiscal 2016 Goodwill Test would have determined that the excess fair value of equity over carrying value of equity was $[***], or [***]% of the carrying value for the retail reporting unit, even after giving consideration to the negative performance issues impacting Fiscal 2016 results.  As the foregoing illustrates, management’s decision to significantly reduce the Company’s store expansion plan for Fiscal 2017 and beyond was the predominate factor supporting the performance of an

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-011

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 18, 2016

interim goodwill impairment test in the third quarter of Fiscal 2016 rather than in a prior Fiscal 2016 period.

As described in detail below, management concluded as of the end of the second quarter of Fiscal 2016 that, although there were declines in the Company’s financial performance during the first and second quarters of Fiscal 2016, these issues were believed to be temporary and short-term and were not so substantial so as to be considered “more likely than not” (defined in ASC 350-20-35-8A as “a likelihood of more than 50%”) to result in the fair value of the Company’s retail reporting unit falling below its carrying amount beyond the $[***] excess.  In addition, as of the end of the second quarter of Fiscal 2016, management had not yet decided to significantly curb store expansion into Fiscal 2017 and future periods.  As such, despite the deferred tax asset valuation allowance and other negative performance trends during the second quarter of Fiscal 2016, the Company determined that an interim goodwill impairment analysis was not required prior to the change in the Company’s store expansion strategy in the third quarter of Fiscal 2016.

GAAP Considerations

ASC 350-20-35-28 through 35-32 references ASC 350-20-35-3C (a) through (g), which collectively provide a listing of the following events and circumstances to consider whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount.  Management’s evaluation of these factors, based upon results as of the end of the second quarter of Fiscal 2016, was as follows:

a.            Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates or other developments in equity and credit markets

No adverse macroeconomic conditions were experienced in the first six months of Fiscal 2016.

b.            Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

During the first six months of Fiscal 2016, the Company observed the impact of cannibalization on same-store sales from Fiscal 2015 new store openings under its store expansion strategy aimed primarily at growing sales and improving the Company’s store density and competitive position in existing markets.  The decline in same-store sales during early Fiscal 2016 as a result of this cannibalization was generally in line with management’s expectations when implementing the store expansion strategy, and was expected to ease as the Company continued to anniversary, or “cycle through”, store openings.  In addition, the stores opened during Fiscal 2015 were generally meeting or exceeding their sales targets.  As such, this cannibalization and its impact on same-store sales were expected to be short-term.  On this basis, management determined that it was not “more likely than not” that a goodwill impairment may have occurred.

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-012

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 18, 2016

c.             Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

As discussed below under subsection (d), the Company experienced gross margin pressures due primarily to increased inventory shrinkage resulting from a buildup of inventory levels from the “Go Taller” program and globally sourced and multi-price inventory as well as the implementation of aggressive short-term sales promotions focused on liquidating excess primarily seasonal inventory acquired under the Company’s accelerated global sourcing merchandise strategy.  At the end of the second quarter of Fiscal 2016, management planned to generally cease this promotional activity following the July 4th holiday.  Although some promotional activity was expected with respect to the large volume of Fiscal 2016 Halloween and Christmas merchandise, management expected that the Company’s overall performance would begin to improve in the second half of Fiscal 2016 based largely on the anticipated sales during these seasons.  Moreover, under the leadership of an interim Chief Executive Officer (appointed in the second quarter of Fiscal 2016), management had begun to implement meaningful steps to stabilize margins (particularly with respect to non-seasonal items) and shrinkage, manage working capital (as described in the overview to the Initial Response) and reduce promotional expense.  Management believed the impact on gross margin from the negative factors would begin to diminish as inventory was liquidated through these short-term promotions, stores acclimated to the new “Go Taller” store layouts and the foregoing initiatives were implemented.  On this basis, management determined that these margin pressures were temporary and short-term and not indicative that it was “more likely than not” that a goodwill impairment may have occurred.

d.            Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

The Company experienced a decline in operating performance in the first and second quarters of Fiscal 2016 due to (i) margin declines due to ineffective short-term sales promotions (e.g., aggressive mark-down promotions designed to liquidate excess primarily seasonal inventory acquired under the Company’s accelerated global sourcing merchandise strategy), (ii) delays in growth due to cannibalization from new store openings and management’s decisions to slow Fiscal 2016 store openings until early in Fiscal 2017, (iii) increased inventory shrinkage from a buildup of inventory levels as a result of the “Go Taller” program and globally sourced and multi-price inventory, and (iv) increases in support costs as a percentage of sales (selling, general and administrative expenses) put in place in anticipation of stronger new store sales and margin performance.  However, as discussed above under subsection (c) and as described in the overview to the Initial Response, management was actively addressing the remaining issues and believed the impact of these issues was short-term.  As such, management did not consider these issues to have a permanent or significant impact on the Company’s ability to generate significant positive cash flows in future years or to “more likely than not” indicate that a goodwill impairment may have occurred.

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-013

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 18, 2016

e.             Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

In the second quarter of Fiscal 2016, each of the Chief Executive Officer and Chief Financial Officer of the Company and Parent resigned from their positions.  These positions were immediately filled with active members of Parent’s board of directors (the “Board”) on an interim basis to minimize disruption to the Company’s operations.  Under the leadership of the interim Chief Executive Officer and Chief Financial Officer, both of whom had significant operational experience within the Company’s industry, management immediately focused on the Company’s cash and liquidity position and also aggressively addressed the primary drivers of the Company’s increased inventory levels, including by deciding to slow store openings for the remainder of Fiscal 2016 and by temporarily halting overseas purchases of seasonal product for the remainder of Fiscal 2016.  Accordingly, at this time management did not consider these changes, or the aforementioned performance issues, to be a factor which would “more likely than not” indicate that a goodwill impairment may have occurred.

f.                Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

None of these events affecting a reporting unit were experienced in the first six months of Fiscal 2016.

g.            If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

The Company’s equity securities are not publicly traded.  The Company’s only public securities are its $250.0 million 11% Senior Unsecured Notes due 2019 (the “Senior Notes”).  The Company evaluates the implications of the trading price of the Senior Notes at the end of each fiscal period end.  The trading prices of the Senior Notes as of the end of Fiscal 2015 and the first and second quarters of Fiscal 2016 were $105.875, $105.625 and $83.5, respectively.  While these price points reflect some volatility in our Senior Notes, the trading profile of the Senior Notes differs significantly from that of publicly traded equity securities, and the Senior Notes are very thinly traded such that any pricing volatility is magnified.  Given that we have continued to pay the coupon on the Senior Notes at par and that the trading levels magnify any price volatility, management did not consider this pricing volatility as of the end of the second quarter of Fiscal 2016 to be a factor which would “more likely than not” indicate that a goodwill impairment may have occurred.

Additional Identified Events

Management acknowledges that ASC 350-20-35-3C (a) through (g) lists examples and does not comprise an exhaustive list.  Thus, in determining whether a goodwill impairment analysis was necessary prior to the third quarter of Fiscal 2016, management considered the following additional events:

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-014

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 18, 2016

1.            Impairments of other assets or the establishment of valuation allowances on deferred tax assets.

In the second quarter of Fiscal 2016, the Company established a $31.7 million valuation allowance on its net deferred tax assets (the “DTA Valuation Allowance”), recognized an impairment charge on one store and evaluated four additional stores for possible impairment, each of which are described in more detail below.

•                 DTA Valuation Allowance: The dominant negative evidence considered in establishing the DTA Valuation Allowance was the revisions to the Company’s Fiscal 2016 forecast in the second quarter of Fiscal 2016 that led management to conclude there was a lack of adequate positive factors to overcome the existence of historical cumulative losses and other negative factors regarding the Company’s ability to fully realize its deferred tax assets.  However, as explained in detail above under subsections (b), (c) and (d) of “GAAP Considerations,” management concluded that the performance issues encountered in the first half of Fiscal 2016 would not significantly impact performance in future fiscal periods based on the short-term nature of the issues and management’s implementation of plans to reverse these negative trends.  Management’s initiatives to address these negative trends included (i) adjusting merchandise pricing strategies, (ii) delaying the pace of future store openings to allow the impact of cannibalization from accelerated Fiscal 2015 store openings to ease, (iii) revising processes contributing to increased shrinkage and (iv) establishing selling, general and administrative cost control measures.  As of the close of the second quarter and into the third quarter of Fiscal 2016, management anticipated these corrective measures would help limit the impact of the negative performance issues to Fiscal 2016 and, at the time, the Company continued to anticipate strong Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) consistent with the forecast incorporated into the Fiscal 2015 Goodwill Test for periods beyond Fiscal 2016.

Despite the Company’s establishment of the DTA Valuation Allowance in the second quarter of Fiscal 2016, management did not, at the time, consider the negative performance issues to be so pervasive as to affect future fiscal periods.  Additionally, at the end of the second quarter of Fiscal 2016 the Company evaluated the downward revision to the Fiscal 2016 performance forecasts (as noted above and explained in more detail in our response to bullet 2 of this Comment 4) and determined that as these revisions only applied to the remainder of Fiscal 2016 and the Company continued to forecast positive results for Fiscal 2017 and beyond, these declines were temporary in nature so as to not indicate that it was “more likely than not” that an impairment may have occurred.

•                 Quarterly Store Impairment Analysis: The single store impairment was the result of market conditions unique to the impaired store’s location and attributes of the store’s surroundings (e.g., limited parking, poor signage and close proximity to “high end” shopping alternatives) and not an indication of overall performance for all stores within the Company’s retail reporting unit.  None of the four additional stores

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-015

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 18, 2016

evaluated for potential impairment indicated the stores’ inability to recover their respective net assets.

For the reasons stated above, as of the end of the second quarter of Fiscal 2016, the Company concluded the DTA Valuation Allowance and single store impairment were not indicative of a permanent, long-term deterioration in operating performance which would constitute an “event… that would more likely than not reduce the fair value of a reporting unit below its carrying amount.”

2.            Not meeting analyst expectations or internal forecasts in consecutive periods, or downward adjustments to future forecasts.

Due to the fact that the Company had not achieved its projected performance goals in the early quarters of Fiscal 2016, as explained above, management reevaluated, refined and made short-term adjustments to the Company’s financial forecast for the remainder of Fiscal 2016, but did not materially revise the financial forecasts for future periods until the third quarter of Fiscal 2016 based on the factors discussed in the introduction to our response to this Comment 4.  Management continually assessed the impact of negative performance trends emerging and intensifying over the first six months of Fiscal 2016 — while maintaining its belief (for the reasons explained above) that these trends were temporary and short-term — and the impact of certain initiatives, such as aggressive promotional strategies that placed pressure on gross margins, on financial results.  As discussed above, at this point in time, management anticipated that the Company would begin to experience recovery in the latter half of Fiscal 2016 during the Halloween and Christmas sales seasons.  The Company accordingly adjusted the Fiscal 2016 forecast to account for this shift in expectations and continued to maintain a strong performance outlook for Fiscal 2017 and thereafter.

3.            Planned or announced plant closures, layoffs or asset dispositions.

No planned or announced closures, layoffs or significant asset dispositions were experienced in the first six months of Fiscal 2016.

4.            Market capitalization of the company below its book value.

No events affecting the Company’s market capitalization were experienced in the first six months of Fiscal 2016.

•                 Considering you recorded a significant goodwill impairment charge during the third quarter of fiscal 2016 after indicating that your reporting units had “substantial” excess fair value during your fiscal 2015 goodwill impairment test, explain to us in greater detail the significant assumptions and estimates that changed between the impairment tests.  Where possible, quantify the estimates and assumptions used, such as the specific discount rates, growth rates, and market multiples.  Explain how you derived such estimates and assumptions and how you concluded they were reasonable.

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-016

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 18, 2016

Response to bullet 2 of Comment 4:

The Company maintains ongoing processes performed by senior management to evaluate and monitor actual and forecasted financial performance and results of operations.  These processes include assessments of trends, events, key performance indicators, analysis of actual results compared to the original annual operating budget approved by the Board and, on at least an annual basis, a comprehensive strategic planning process that results in a five year plan presented to and approved by the Board.

The Company executed this comprehensive strategic planning process for the determination of the business forecasts underlying the Fiscal 2015 Goodwill Test and the ASC 350 Interim Goodwill Impairment Test for the third quarter of Fiscal 2016 performed as of August 28, 2015 (the “Third Quarter Fiscal 2016 Goodwill Test”).  Each of the forecast processes for the Fiscal 2015 Goodwill Test and Third Quarter Fiscal 2016 Goodwill Test were addressed and driven by different members of senior management in place at the time (see discussion above regarding changes in key personnel).  The estimated fair value of the retail reporting unit for the Fiscal 2015 Goodwill Test and the Third Quarter Fiscal 2016 Goodwill Test were based on a combination of the income approach and market approach.  The market approach includes a combination of comparable market and transaction multiples.  The following summarizes the valuation results and relative weighting under each approach.  There was no change in the weighting of the income approach or the comparable market and transaction multiples incorporated into the market approach between the Fiscal 2015 Goodwill Test and the Third Quarter Fiscal 2016 Goodwill Test.

		Third Quarter
		Fiscal 2015	Fiscal 2016	Change
		(amounts in ‘000s, except %)
Fair Value Summary:	(Weighting)
Income Approach	45.0%	[***]	1,490,000	[***]
Market Approach	45.0%	[***]	1,290,000	[***]
Transaction Approach	10.0%	[***]	1,170,000	[***]

Impact of Debt, Cash and Cash Equivalents and Assets Held for Sale		(934,500)	(978,375)	(43,875)

Estimated Fair Value of Equity		[***]	389,625	[***]
Carrying (Book) Value of Equity		491,000	395,601	(95,399)

Excess Carrying Value over Enterprise Value		[***]	(5,976)	[***]
% Excess Over Carrying Value		[***]%	-1.5%	[***]%

In response to the Staff’s comment, the following are significant changes in the key business assumptions and valuation assumptions that were reflected in the Company’s Fiscal 2015 Goodwill Test and Third Quarter Fiscal 2016 Goodwill Test and a qualitative description regarding these changes.

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-017

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission

April 18, 2016

Changes in Key Business Assumptions:

The chart below illustrates the changes in the key business assumptions underlying the forecasts associated with the Fiscal 2015 Goodwill Test and Third Quarter Fiscal 2016 Goodwill Test, which changes primarily resulted from (i) a decrease in new store expansion for all future years, with particularly slower expansion from Fiscal 2017 to our fiscal year ending February 1, 2019, (ii) slower than anticipated sales growth from new stores opened in Fiscal 2015 and (iii) the impact on EBITDA as a percentage of revenue from margin compression and increased operating costs.

	Fiscal 2015	Fiscal 2016	Change

EBITDA
EBITDA-Last 12 Months (“LTM”)	150,286	126,568	(23,718)
EBITDA-Future 12 Months (“FTM”)	152,611	[***]	[***]

Average	151,449	[***]	[***]

Forecast Assumptions:
Average annual store additions: Years 1-3	40.00	23.30	(16.7)
Average annual store additions: Years 4-5	40.00	36.00	(4.0)

Annual average Revenue growth %: Years 1-3	[***]%	[***]%	[***]%
Annual average Revenue growth %: Years 4-5	[***]%	[***]%	[***]%

Average Gross Margins %: Years 1-3	[***]%	[***]%	[***]%
Average Gross Margins %: Years 4-5	[***]%	[***]%	[***]%

Average EBITDA % of Revenue: Years 1-3	[***]%	[***]%	[***]%
Average EBITDA % of Revenue: Years 4-5	[***]%	[***]%	[***]%

Long term growth rate	3.0%	3.0%
Normalized EBITDA % of Revenue	[***]%	[***]%
Year Normalized EBITDA % to be achieved	[***]	[***]

Fiscal 2015

The forecast underlying the Fiscal 2015 Goodwill Test reflected the Company’s strategy at the time to continue to drive top-line growth through accelerated new store openings. This strategy was in place beginning in Transition Fiscal 2014 with 31 new store openings and continued into Fiscal 2015 with 40 new store openings.  The forecast established at the end of Fiscal 2015 assumed that this new store opening growth trajectory would continue through the succeeding six years.  In addition, Fiscal 2015 represented the Company’s tenth consecutive fiscal year of positive same-store sales growth and the forecast continued to assume moderate same-store sales growth going forward.  While modest margin pressures surfaced in Fiscal 2015 due to increases in operating costs, particularly shrinkage, the Company believed that the operational initiatives put in place at the time to address these margin issues would quickly alleviate the margin compression and yield moderate margin improvements in Fiscal 2016.

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-018

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

Third Quarter of Fiscal 2016

The forecast underlying the Third Quarter Fiscal 2016 Goodwill Test reflected the following fundamental changes to the strategic roadmap upon which the end of Fiscal 2015 forecast was based, thus triggering the need for an interim goodwill impairment test at this time:

•                  As outlined in the Initial Response, during the third quarter of Fiscal 2016 management determined that the aggressive promotional activities pursued in the second quarter of Fiscal 2016, which were focused on managing the Company’s cash and liquidity position and increasing inventory levels, did not immediately improve same-store sales and resulted in additional costs and increased margin compression, particularly in shrinkage and other components of cost of sales.  In addition, a detailed store level profit and loss analysis conducted in the third quarter of Fiscal 2016 revealed that performance recovery would be delayed into Fiscal 2017.  At this point in time management no longer viewed margin improvement in Fiscal 2016 as a realistic outcome, and the forecast was revised to reflect lower margins for the remainder of Fiscal 2016 with modest margin recovery in future years.

•                  In order to focus on operational execution and margin improvement and recognizing the challenges faced in recent periods from the Company’s store expansion strategy, in the third quarter of Fiscal 2016 the Company decided to significantly slow the pace of new store openings not only for the remainder of Fiscal 2016 (beyond the initial reductions implemented in the second quarter of Fiscal 2016) but for Fiscal 2017 and beyond, reducing average annual new store additions in future years by 20%.  This decision in turn reduced sales growth for future forecasted periods.  As noted in our response to bullet 1 of this Comment 4 above, without this reduction in store openings, the Third Quarter Fiscal 2016 Goodwill Test would have yielded an excess of fair value of equity over the carrying value of equity of $[***], or [***]% of the carrying value for the retail reporting unit, even after giving consideration to the negative performance issues impacting Fiscal 2016 results.

•                  In addition, given the same-store sales trajectory at the time of the interim revised forecast, the Company expected to end Fiscal 2016 with negative same-store sales, which further depressed EBITDA into the years following Fiscal 2016.

•                  Due to the negative trends which emerged in Fiscal 2016, management considered that it would take time to resolve the negative trends which emerged in Fiscal 2016 and would consequently take [***] years longer – i.e. until [***] – to achieve the target normalized EBITDA of [***]% of revenue than as set forth in the forecast underlying the Fiscal 2015 Goodwill Test (which forecasted such normalized EBITDA would be achieved in [***]).

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-019

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

Changes in Valuation Assumptions:

As with all prior year ASC 350 Goodwill Impairment Tests, the Company engaged the services of Duff & Phelps to assist in the development of valuation assumptions and a valuation report.

Significant valuation assumptions associated with the Fiscal 2015 Goodwill Test and the Third Quarter Fiscal 2016 Goodwill Test are as follows:

	Fiscal 2015	Fiscal 2016	Change	% Change

Weighted Average Cost of Capital	10.0%	11.0%	1.0%	10.0%

Market Approach Multiples:
Comparables EBITDA Multiple LTM	10.6x	[***]x	[***]x
Comparables EBITDA Multiple FTM	8.7x	[***]x	[***]x

Transaction Approach Multiples:
EBITDA LTM	9.3x	9.3x

Valuation Approach Weighting:
Income Approach	45%	45%
Market Approach	45%	45%
Transaction Approach	10%	10%

Weighted Average Cost of Capital

The Weighted Average Cost of Capital (“WACC”) reflects the weighting of required returns on interest-bearing debt and equity capital in proportion to their estimated percentages in an expected capital structure.  As reflected in the above table, WACC increased 1.0% to 11.0% as of the Third Quarter Fiscal 2016 Goodwill Test as compared to 10.0% as of the Fiscal 2015 Goodwill Test.  The most significant contributor to the increase in the WACC was the risk factor (the “Alpha factor”), which increased from [***]% in the Fiscal 2015 Goodwill Test to [***]% in the Third Quarter Fiscal 2016 Goodwill Test.  Per inputs from Duff & Phelps, the increase in the Alpha factor was attributable to the increased operational risks associated with (i) inventory management issues reflected in the Company’s increased shrinkage and buildup of inventory levels, (ii) executive management turnover, (iii) a significant slowdown in the new store growth plan and (iv) a shift in long term growth in the forecast for the third quarter of Fiscal 2016 to future years beyond those assumed in the forecast as of the end of Fiscal 2015.  Additionally, the extended timing to achieve normalized EBITDA as a percentage of revenue of [***]% has inherently increased risk as the Company must first overcome the negative performance issues discussed above before there is a return to significant growth through store expansion.

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-020

Pursuant to 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
April 18, 2016

EBITDA LTM and FTM

Decreases in the EBITDA LTM and FTM from the end of Fiscal 2015 through the third quarter of Fiscal 2016 reflect and are consistent with the performance issues discussed in the “Key Business Assumptions” section above.

Market and Transaction Multiples

Multiples used in the market approach and transaction approach are based upon comparable companies and variances reflect changes in market dynamics existing at each point in time when the valuations are performed.   The same companies were included in the determination of multiples for both the Fiscal 2015 Goodwill Test and the Third Quarter Fiscal 2016 Goodwill Test.

*                                        *                                        *                                        *                                        *                                        *                                        *

In connection with this response letter, the Company hereby acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                 Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (323) 881-1253.

Sincerely,

/s/ Felicia Thornton
Felicia Thornton
Chief Financial Officer

cc:                              Robert Babula, Staff Accountant, U.S. Securities and Exchange Commission

Andrew Blume, Staff Accountant, U.S. Securities and Exchange Commission

Geoffrey J. Covert, 99 Cents Only Stores LLC
                                                Pippa Bond, Proskauer Rose LLP

Confidential Treatment Requested by 99 Cents Only Stores LLC

99C-021

Pursuant to 17 C.F.R. § 200.83